UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)

                            PAINE WEBBER GROUP INC.
                               (Name of Issuer)

                                 COMMON STOCK
                                 $1 PAR VALUE
                        (Title of Class of Securities)

                                   69562910
                                (Cusip Number)

                           GENERAL ELECTRIC COMPANY
                    GENERAL ELECTRIC CAPITAL SERVICES, INC.
                     GENERAL ELECTRIC CAPITAL CORPORATION
                          KIDDER, PEABODY GROUP INC.
                      KIDDER, PEABODY & CO. INCORPORATED
                      (Name of Persons Filing Statement)

                               ROBERT E. HEALING
                           GENERAL ELECTRIC COMPANY
                             3135 Easton Turnpike
                         Fairfield, Connecticut  06431
                                (203) 373-2243
                    (Name, Address and Telephone Number of
                     Person Authorized to Receive Notices
                              and Communications)

                                August 6, 1997
                    (Date of Event which Requires Filing of
                                this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following:
[ ].

      Check the following box if a fee is being paid with this statement:  [ ]

                                 SCHEDULE 13D

CUSIP NO. 69562910                                        Page 2-I of 11 Pages

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      GENERAL ELECTRIC COMPANY
      IRS NO. 14-0089340

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      Not Applicable (a) [ ]
                     (b) [ ]

3     SEC USE ONLY

4     SOURCE OF FUNDS
      Not applicable

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)        [X]

6     CITIZENSHIP OR PLACE OF ORGANIZATION
      New York

                              7 SOLE VOTING POWER
                                0
      NUMBER OF
      SHARES                  8 SHARED VOTING POWER
      BENEFICIALLY              27,015,720    (See Item 5)
      OWNED BY
      EACH                    9 SOLE DISPOSITIVE POWER
      REPORTING                  0
      PERSON WITH
                             10 SHARED DISPOSITIVE POWER
                                27,015,720    (See Item 5)

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      27,015,720   (See Item 5)

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES                                                        [  ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      27.83% (See Item 5)

14    TYPE OF REPORTING PERSON
      CO

                                 SCHEDULE 13D


CUSIP NO. 69562910                                       Page 2-II of 11 Pages

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      GENERAL ELECTRIC CAPITAL SERVICES, INC.
      IRS NO. 06-11095031

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      Not Applicable       (a) [ ]
                           (b) [ ]
3     SEC USE ONLY

4     SOURCE OF FUNDS
      Not Applicable

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)               [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

                                   7 SOLE VOTING POWER
                                     0
      NUMBER OF
      SHARES                       8 SHARED VOTING POWER
      BENEFICIALLY                   27,015,720 (See Item 5)
      OWNED BY
      EACH                         9 SOLE DISPOSITIVE POWER
      REPORTING                      0
      PERSON WITH
                                  10 SHARED DISPOSITIVE POWER
                                     27,015,720 (See Item 5)

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      27,015,720   (See Item 5)

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES [  ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      27.83% (See Item 5)

14    TYPE OF REPORTING PERSON
      CO, HC

                                 SCHEDULE 13D


CUSIP NO. 69562910                                      Page 2-III of 11 Pages

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      GENERAL ELECTRIC CAPITAL CORPORATION
      IRS NO. 13-1500700


2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      Not Applicable      (a) [ ]
                          (b) [ ]
3     SEC USE ONLY

4     SOURCE OF FUNDS
      Not Applicable

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)           [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION
      New York

                               7 SOLE VOTING POWER
                                 0
      NUMBER OF
      SHARES                   8 SHARED VOTING POWER
      BENEFICIALLY               5,515,720  (See Item 5)
      OWNED BY
      EACH                     9 SOLE DISPOSITIVE POWER
      REPORTING                  0
      PERSON WITH
                              10 SHARED DISPOSITIVE POWER
                                 5,515,720  (See Item 5)


11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      5,515,720   (See Item 5)

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES                                                        [  ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      5.68% (See Item 5)

14    TYPE OF REPORTING PERSON
      CO

                                 SCHEDULE 13D


CUSIP NO. 69562910                                       Page 2-IV of 11 Pages

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      KIDDER, PEABODY GROUP INC.
      IRS NO. 04-2941506

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      Not Applicable          (a) [ ]
                              (b) [ ]
3     SEC USE ONLY

4     SOURCE OF FUNDS
      Not Applicable

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)            [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

                                  7 SOLE VOTING POWER
                                    0
      NUMBER OF
      SHARES                      8 SHARED VOTING POWER
      BENEFICIALLY                  0
      OWNED BY
      EACH                        9 SOLE DISPOSITIVE POWER
      REPORTING                     0
      PERSON WITH
                                 10 SHARED DISPOSITIVE POWER
                                    0

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      0

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES [  ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0%

14    TYPE OF REPORTING PERSON
      CO

                                 SCHEDULE 13D


CUSIP NO. 69562910                                        Page 2-V of 11 Pages

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      KIDDER, PEABODY & CO. INCORPORATED
      IRS NO. 13-5650440

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      Not Applicable          (a) [ ]
                              (b) [ ]
3     SEC USE ONLY

4     SOURCE OF FUNDS
      Not Applicable

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)        [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware

                             7 SOLE VOTING POWER
                               0
      NUMBER OF
      SHARES                 8 SHARED VOTING POWER
      BENEFICIALLY             21,500,000   (See Item 5)
      OWNED BY
      EACH                   9 SOLE DISPOSITIVE POWER
      REPORTING                0
      PERSON WITH
                            10 SHARED DISPOSITIVE POWER
                               21,500,000   (See Item 5)

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,500,000 (See Item 5)

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES                                                        [  ]


13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      23.48% (See Item 5)

14    TYPE OF REPORTING PERSON
      CO

       This amendment amends a statement on Schedule 13D relating to the common stock, $1 par value per share (the "Common Stock"), of Paine Webber Group Inc., a Delaware corporation (the "Company"), filed with the Securities and Exchange Commission on November 14, 1994 (the "Initial Schedule 13D"), and amended and supplemented by Amendment No. 1 filed on December 21, 1994 (together with the Initial Schedule 13D, the "Schedule 13D").

       Certain capitalized terms used in this statement but not otherwise defined herein have the meanings given to them in the Schedule 13D. This statement is being filed on behalf of GE, GECS, GECC, Kidder and KPCI (each as defined below).

Item 2. Identity and Background

       Item 2 of the Schedule 13D is amended and restated in its entirety to read as follows:

       (a) - (c)

       This statement is filed by:

       General Electric Company, a New York
         corporation ("GE")
       3135 Easton Turnpike
       Fairfield, Connecticut 06431

       General Electric Capital Services, Inc., a
         Delaware corporation ("GECS")
       260 Long Ridge Road
       Stamford, Connecticut 06927

       General Electric Capital Corporation, a
         New York corporation ("GECC")
       260 Long Ridge Road
       Stamford, Connecticut 06927

       Kidder, Peabody Group Inc., a Delaware
         corporation ("Kidder")
       140 Broadway
       New York, New York 10005

       Kidder, Peabody & Co. Incorporated,
         a Delaware corporation ("KPCI")
       140 Broadway
       New York, New York 10005

       The name, business address, present principal occupation or employment, and citizenship of each director and executive officer of GE, GECS, GECC, Kidder and KPCI is set forth on Schedule A hereto.

       GE and its consolidated affiliates engage in developing, manufacturing and marketing a wide variety of products for the generation, transmission, distribution, control and utilization of electricity. The products of GE and its consolidated affiliates include, but not are limited to: lamps; major appliances for the home; industrial automation products and components; motors; electrical distribution and control equipment; locomotives; power generation and delivery products; nuclear reactors, nuclear power support services and fuel assemblies; commercial and military aircraft jet engines; materials, including plastics, silicones and superabrasives; and a wide variety of high technology products including products used in defense and medical diagnostic applications.

       GE and its consolidated affiliates also offer a broad variety of services, including: product support services; electrical product supply houses; electrical apparatus installation, engineering, repair and rebuilding
services; and computer-related information services.   A wholly owned
subsidiary of GE, National Broadcasting Company, Inc., is engaged principally in furnishing network television services and in operating television stations and in providing cable programming and distribution services in the United States, Europe, Asia and Latin America.

       GECS, a wholly owned subsidiary of GE, is the indirect parent corporation of Kidder and the direct parent corporation of KPCI. GECS, through its principal subsidiaries, one of which is GECC, engages in a broad array of financial services including consumer financing, commercial and industrial financing, real estate financing, asset management and leasing, mortgage services, consumer saving and insurance services, and specialty insurance and reinsurance.

       GECC, together with its subsidiaries, engages in financing services that include a full range of leasing, lending, equipment management, sales services, and consumer savings and insurance services. GECC's specialty insurance activities include providing financial guaranty insurance, principally on municipal bonds and structured finance issues, private mortgage insurance and creditor insurance covering international consumer loan repayments.

       In the past, Kidder, through its then-principal subsidiary, KPCI, provided a wide variety of financing, insurance, investment banking and securities brokerage products and services, including securities underwriting, financial futures activities, sales and trading of debt and equity securities, advisory services for mergers, acquisitions and other corporate financial transactions, specialty insurance, merchant banking, research services, asset management, mid-market financing, equipment management, full-service securities brokerage and specialized financing. GE elected in November 1994 to terminate the operations of Kidder and KPCI. In December 1994, KPCI received securities in the Company in exchange for certain broker-dealer assets and operations. Kidder's current primary activities are managing its remaining assets and liabilities as it winds down its operations and serving as a holding company for Kidder, Peabody International Corporation. In December 1996, Kidder sold all of the issued and outstanding common stock of KPCI to GECS in exchange for promissory notes issued by GECS.

       KPCI is a wholly-owned subsidiary of GECS. In the past, KPCI provided a wide variety of financing, insurance, investment banking and securities brokerage products and services including securities underwriting, financial futures activities, sales and trading of debt and equity securities, advisory services for mergers, acquisitions and other corporate financial transactions, specialty insurance, merchant banking, research services, asset management, mid-market financing, equipment management, full-service securities brokerage and specialized financing. KPCI's primary activities are ownership of the securities of the Company originally received in December 1994, ownership of other assets, and the defense and settlement of, and other tasks connected to, the various lawsuits pending against it. After the transaction described in Items 3, 4 and 5, KPCI will no longer by a subsidiary of GE and will become a wholly-owned subsidiary of the Company.

       (d) - (e)

       Except as set forth below, during the last five years, none of GE, GECS, GECC, Kidder, KPCI or, to the best of their knowledge, any of the persons listed on Schedule A hereto has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

       Her Majesty's Inspectorate of Pollution v. IGE Medical Systems Limited (St. Albans Magistrates Court, St. Albans, Hertfordshire, England, Case No. 04/00320181)

       In April, 1994, General Electric Medical System's U.K. subsidiary, IGE Medical Systems Limited ("IGEMS") discovered the loss of a radioactive barium source at the Radlett, England facility. The lost source, used to calibrate nuclear camera detectors, emits a very low level of radiation. IGEMS immediately reported the loss as required by the U.K. Radioactive Substances Act. An ensuing investigation, conducted in cooperation with government authorities, failed to locate the source. On July 21, 1994, Her Majesty's Inspectorate of Pollution ("HMIP") charged IGEMS with violating the Radioactive Substances Act by failing to comply with a condition of registration. The Act provides that a registrant like IGEMS, which "does not comply with a limitation or condition subject to which (it) is so registered . . . shall be guilty of (a criminal) offense." Condition 7 of IGEMS' registration states that it "shall so far as is reasonably practicable prevent . . . loss of any registered source."

       At the beginning of trial on February 24, 1995, IGEMS entered a guilty plea and agreed to pay of fine of Pound Sterling5,000 and assessed costs of Pound Sterling5,754. The prosecutor's presentation focused primarily on the 1991 change in internal IGEMS procedures and, in particular, the source logging procedure. The prosecutor complimented IGEMS' investigation and efforts to locate the source and advised the court that IGEMS had no previous violations of the Radioactive Substances Act. He also told the court that the Radlett plant had been highlighted as an exemplary facility to HIMP inspectors as part of their training. In mitigation, IGEMS emphasized the significant infrastructure and expense undertaken by IGEMS to provide security for radiation sources and the significant effort and expense incurred in attempting to locate the missing source.

       (f) The citizenship of the directors and executive officers of the reporting persons is set forth on Schedule A hereto.

Item 3. Source and Amount of Funds or Other Consideration

       The response set forth in Item 3 of the Schedule 13D is hereby amended and supplemented by the following information:

       Pursuant to a Share Purchase Agreement dated August 6, 1997 by and among GECS, GE and the Company (the "Share Purchase Agreement"), the Company will receive all of the outstanding voting stock of KPCI. In exchange for all of KPCI's voting stock, GECS will receive 15,500,000 shares of newly-issued Common Stock, a purchase money note for $442 million and $219 million in cash, all as more fully described under "Item 4 -- Purpose of Transaction".

Item 4. Purpose of Transaction.

       The response set forth in Item 4 of the Schedule 13D is hereby amended and supplemented by the following information:

       Pursuant to the Share Purchase Agreement, the Company has agreed to acquire all of the outstanding voting stock of KPCI. The consideration to GECS in exchange for KPCI's stock will be 15,500,000 shares of newly-issued Common Stock, a purchase money note for $442 million and $219 million in cash. In addition, GE and GECS have agreed to indemnify the Company for breaches of their various representations, warranties, covenants and agreements and with respect to certain other matters described therein. GECS may also receive additional consideration in the event that, at any time on or prior to the first anniversary of the Closing, (i) the Company enters into a definitive agreement, letter of intent or other understanding relating to the terms of any Acquisition Transaction (as defined in the Share Purchase Agreement) that is required to be disclosed pursuant to the Federal securities laws or the rules of the New York Stock Exchange, or
(ii) any person shall have commenced, or announced an intention to commence, an Acquisition Transaction and, in either case, such Acquisition Transaction is consummated within eighteen months after the Closing. In such case, the Company shall pay to GECS, simultaneously with the consummation of such Acquisition Transaction, an amount equal to the product of (i) $219,000,000 and (ii) a fraction, the numerator of which is the excess, if any, of (x) the amount equal to the sum of the cash portion, if any, and the fair market value of the non-cash portion, if any, of the consideration per share of the Company's common stock received by the stockholders of the Company in connection with any Acquisition Transaction over (y) $36.50, and the denominator of which is $36.50. The Share Purchase Agreement is attached hereto as Exhibit 99(c).

       The closing of the transaction (the "Closing") will occur on the first business day after the date that all of the conditions to Closing have been satisfied. The Closing conditions consist of (i) expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and (ii) the absence of an order or injunction prohibiting or enjoining the Closing.

       On July 31, 1997, GECC acquired from KPCI (i) 1,000,000 shares of 6% Cumulative Convertible Redeemable Preferred Stock, Series A (the "Convertible Preferred Stock") of the Company and (ii) 2,500,000 shares of 9% Cumulative Redeemable Preferred Stock, Series C (the "Redeemable Preferred Stock") of the Company from KPCI in exchange for $475 million in cash. The Convertible Preferred Stock is convertible into 5,515,720 shares of Common Stock, subject to customary antidilution provisions, representing approximately 5.68% of the currently outstanding Common Stock of the Company after giving effect to the conversion of the Convertible Preferred Stock (hereinafter referred to as a "conversion-diluted basis") (or approximately 6.06% of the outstanding Common Stock of the Company on a conversion-diluted basis after giving effect to the transaction to be effected at the Closing).(1)

---------------
(1) For the purpose of this Amendment No. 2, all calculations of ownership percentages for shares of Common Stock owned after the Closing exclude the 21,500,000 shares of Common Stock that will continue to be owned by KPCI.

       GECC acquired the Convertible Preferred Stock and the Redeemable Preferred Stock for investment. GECS will acquire the 15,500,000 newly-issued shares of Common Stock pursuant to the transaction for investment. GECS and GECC intend to review from time to time the Company's business affairs and financial position. Based on such evaluation and review, as well as general economic and industry conditions existing at the time, GECS and GECC may consider from time to time various alternative courses of action as permitted by the Amended and Restated Stockholders Agreement dated August 6, 1997 among the Company, GE, GECS, GECC and Kidder (the "Amended and Restated Stockholders
Agreement").   The Amended and Restated Stockholders Agreement will become effective at the time of the Closing. An existing Stockholders Agreement dated December 16, 1994 (the "Stockholders Agreement") among the Company, GE and Kidder is currently in effect, and will remain in effect until the Closing. In addition to the restrictions on the ability of GE and its affiliates to acquire or dispose of securities of the Company which are found in the current Stockholders Agreement, the Amended and Restated Stockholders Agreement imposes a one-year moratorium on transfers of Voting Securities by GECS or GECC following the Closing, other than transfers to affiliates of GE or transfers pursuant to an acquisition of control of the Company by a third party which is not opposed by the Company's Board of Directors. Similarly, GECS's and GECC's right to request a demand registration of their Voting Securities may not be exercised until the first anniversary of the Closing.

       Except as set forth above and except as contemplated by the Amended and Restated Stockholders Agreement, none of GE, GECS, GECC, Kidder, KPCI or, to the best of their knowledge, any of the persons listed on Schedule A hereto has a plan or proposal which relates to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Company.

       Item 5 of the Schedule 13D is amended and restated in its entirety to read as follows:

       (a) GECC, for the purpose of Rule 13d-3 promulgated under the Securities Exchange Act of 1934 (the "Exchange Act"), directly beneficially owns 5,515,720 shares of Common Stock, such shares being deliverable upon an exercise of the conversion privilege of the Convertible Preferred Stock; such shares represent approximately 5.68% of the currently outstanding Common Stock of the Company on a conversion-diluted basis.

       KPCI, for the purpose of Rule 13d-3 promulgated under the Exchange Act, directly beneficially owns 21,500,000 shares of Common Stock, representing approximately 23.48% of the currently outstanding Common Stock of the Company.

       GECS is the direct parent corporation of GECC and KPCI, and, for the purpose of Rule 13d-3 promulgated under the Exchange Act, GECS indirectly beneficially owns 27,015,720 shares of Common Stock, representing approximately 27.83% of the currently outstanding Common Stock of the Company on a conversion-diluted basis.

       GE is the direct parent corporation of GECS, and, for the purpose of Rule 13d-3 promulgated under the Exchange Act, GE indirectly beneficially owns 27,015,720 shares of Common Stock, representing approximately 27.83% of the currently outstanding Common Stock of the Company on a conversion-diluted basis.

       After the Closing of the Share Purchase Agreement, GECS will acquire and, for the purpose of Rule 13d-3 promulgated under the Exchange Act, GECS will directly beneficially own 15,500,000 shares of newly-issued Common Stock, representing approximately 17.02% of the outstanding Common Stock of the Company after giving effect to the transactions to be effected at the Closing and on a conversion-diluted basis. GECS, as the parent corporation of GECC, will indirectly beneficially own 21,015,720 shares of Common Stock, representing approximately 23.08% Common Stock of the Company on a conversion-diluted basis, after giving effect to the transactions to be effected at the Closing.

       GE, as the parent corporation of GECS and GECC, for the purpose of Rule 13d-3 promulgated under the Exchange Act, will indirectly beneficially own 21,015,720 shares of Common Stock, representing approximately 23.08% Common Stock of the Company on a conversion-diluted basis, after giving effect to the transactions to be affected at the Closing.

       After the Closing of the Share Purchase Agreement, GE and GECS will beneficially own 6,000,000 fewer shares of Common Stock than GE and GECS currently beneficially own, representing a reduction from approximately 27.83% of the outstanding shares of Common Stock (calculated on a conversion-diluted basis) immediately prior to the Closing to approximately 23.08% of the outstanding shares of Common Stock (calculated on a conversion-diluted basis) immediately following the Closing.

       After the Closing of the Share Purchase Agreement, KPCI will no longer be a wholly-owned subsidiary (directly or indirectly) of GE or GECS. Immediately after the Closing, KPCI will continue to directly beneficially own 21,500,000 shares of Common Stock.

       Except as set forth in this Item 5(a), none of GE, GECS, GECC, Kidder, KPCI or, to the best of their knowledge, any of the persons listed in Schedule A hereto beneficially own any Common Stock.

       (b) Subject to the terms of the Stockholders Agreement, GECS, as the parent corporation of GECC and KPCI, and GE, as the parent corporation of GECS, currently have indirect shared power to vote and dispose of 27,015,720 shares of Common Stock. After the Closing of the Share Purchase Agreement, subject to the terms of the Amended and Restated Stockholders Agreement, GECS, as the parent corporation of GECC, and GE, as the parent corporation of GECS, will have indirect shared power to vote and dispose of 21,015,720 shares of Common Stock.

       (c) Other than the transactions described herein, there were no purchases or sales of Common Stock effected during the past 60 days by GE, GECS, GECC, Kidder, KPIC or, to the best of their knowledge, any person listed in Schedule A hereto.

       (d) Not Applicable.

       (e) At the time of the Initial Schedule 13D, KPCI was a wholly-owned subsidiary of Kidder. In December 1996, Kidder sold all of the common stock of KPCI to GECS. Kidder no longer beneficially owns, directly or indirectly, any Voting Securities of the Company, and is a reporting person for purposes of this Amendment No. 2 solely to terminate its reporting obligations with respect to subsequent amendments to this Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or
        Relationships with Respect to Securities of the Company

       The response set forth in Item 6 of the Schedule 13D is hereby amended and supplemented by the following information:

       In connection with the transaction contemplated by the Share Purchase Agreement, the Company, GE, GECS, GECC and Kidder have entered into an Amended and Restated Stockholders Agreement, which amends and restates the existing Stockholders Agreement among the Company, GE and Kidder. The Stockholders Agreement will remain in effect until the Closing, at which time the Amended and Restated Stockholders Agreement will become effective. The following is a summary of certain amendments to the Stockholders Agreement which have been incorporated in the Amended and Restated Stockholders Agreement. This summary is qualified in its entirety by reference to the copy of the Amended and Restated Stockholders Agreement attached hereto as Exhibit 99(d) and incorporated herein by reference.

       In addition to those transfer restrictions found in the Stockholders Agreement, the Amended and Restated Stockholders Agreement imposes a 12-month moratorium on transfers of Voting Securities by GECS or GECC following the Closing, other than transfers to affiliates of GE or transfers pursuant to an acquisition of control of the Company by a third party not opposed by the Company's Board of Directors. Similarly, GECS's and GECC's right to request a demand registration of their Voting Securities may not be exercised until the first anniversary of the Closing.

       The Amended and Restated Stockholder Agreement shall terminate upon (a) the written agreement of the parties thereto or (b) the earlier of (i) December 16, 2009 and (ii) the third anniversary of the date on which GE and its affiliates no longer own any Voting Securities.

       Except for the Share Purchase Agreement, the Stockholders Agreement and the Amended and Restated Stockholders Agreement, which will become effective at the Closing, and as described under "Item 4 -- Purpose of Transaction," to the best of GE's, GECS's, GECC's, Kidder's and KPCI's knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2, and any other person, with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the Voting Securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

        Exhibit 99(c): Share Purchase Agreement

        Exhibit 99(d): Amended and Restated Stockholders Agreement


                                  SIGNATURES

       After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 8, 1997


                                       GENERAL ELECTRIC COMPANY


                                       By: /s/ Pamela Daley
                                           ------------------------------
                                           Name:  Pamela Daley
                                           Title: Vice President


                                       GENERAL ELECTRIC CAPITAL SERVICES, INC.

                                       By: /s/ Joan Amble
                                           ----------------------------------
                                           Name:  Joan Amble
                                           Title: Vice President and
                                                  Controller

                                       GENERAL ELECTRIC CAPITAL CORPORATION

                                       By: /s/ Joan Amble
                                           ----------------------------------
                                           Name:  Joan Amble
                                           Title: Vice President and
                                                  Controller

                                       KIDDER, PEABODY GROUP INC.

                                       By: /s/ Joan Amble
                                           ----------------------------------
                                           Name:  Joan Amble
                                           Title: Senior Vice President


                                       KIDDER, PEABODY & CO. INCORPORATED

                                       By: /s/ Joan Amble
                                           ----------------------------------
                                           Name:  Joan Amble
                                           Title: Senior Vice President


                                                                    SCHEDULE A

         DIRECTORS AND EXECUTIVE OFFICERS OF GENERAL ELECTRIC COMPANY

                      GENERAL ELECTRIC COMPANY DIRECTORS

                               PRESENT                        PRESENT
     NAME                 BUSINESS ADDRESS            PRINCIPAL OCCUPATION
-------------------    ------------------------       -----------------------

D.W. Calloway          PepsiCo, Inc.                Retired Director and
                       700 Anderson Hill Road       Chairman of the Board,
                       Purchase, NY  10577          PepsiCo, Inc.

J.I. Cash, Jr.         Harvard Business School      Professor of Business
                       Baker Library 187            Administration-Graduate
                       Soldiers Field               School of Business
                       Boston, MA  02163            Administration, Harvard
                                                    University

S.S. Cathcart          222 Wisconsin Avenue         Retired Chairman,
                       Suite 103                    Illinois Tool Works
                       Lake Forest, IL  60045

D.D. Dammerman         General Electric Company     Senior Vice President-
                       3135 Easton Turnpike         Finance, General
                       Fairfield, CT  06431         Electric Company

P. Fresco              General Electric Company     Vice Chairman of the Board
                       (U.S.A.)                     and Executive Officer,
                       3 Shortlands, Hammersmith    General Electric Company
                       London, W6 8BX, England

C.X. Gonzalez          Kimberly-Clark de Mexico,    Chairman of the Board and
                       S.A. de C.V.                 Chief Executive Officer,
                       Jose Luis Lagrange 103,      Kimberly-Clark de Mexico,
                       Tercero Piso                 S.A. de C.V.
                       Colonia Los Morales
                       Mexico, D.F. 11510, Mexico

G.G. Michelson         Federated Department Stores  Former Member of the
                       151 West 34th Street         Board of Directors,
                       New York, NY  10001          Federated Department
                                                    Stores

S. Nunn                King & Spalding              Partner, King & Spalding
                       191 Peachtree Street, N.E.
                       Atlanta, Georgia  30303

J.D. Opie              General Electric Company     Vice Chairman of the
                       3135 Easton Turnpike         Board and Executive
                       Fairfield, CT  06431         Officer

R.S. Penske            Penske Corporation           Chairman of the Board
                       13400 Outer Drive, West      and President, Penske
                       Detroit, MI  48239-4001      Corporation

B.S. Prieskel          Suite 3125                   Former Senior Vice
                       60 East 42nd Street          President, Motion
                       New York, NY  10165          Picture Associations
                                                    of America

F.H.T. Rhodes          Cornell University           President Emeritus
                       3104 Snee Building           Cornell University
                       Ithaca, NY  14853

A.C. Sigler            Champion International       Retired Chairman of the
                        Corporation                 Board and CEO
                       1 Champion Plaza             and former Director,
                       Stamford, CT  06921          Champion International
                                                    Corporation

D.A. Warner III        J. P. Morgan & Co., Inc.     Chairman of the Board,
                       & Morgan Guaranty Trust Co.  President, and Chief
                       60 Wall Street               Executive Officer,
                       New York, NY  10260          J.P. Morgan & Co.
                                                    Incorporated and Morgan
                                                    Guaranty Trust Company

J.F. Welch, Jr.        General Electric Company     Chairman of the Board
                       3135 Easton Turnpike         and Chief Executive
                       Fairfield, CT  06431         Officer, General Electric
                                                    Company

                                  Citizenship
                                  -----------

                      C. X. Gonzalez             Mexico
                      P. Fresco                  Italy
                      All Others                 U.S.A.

                  GENERAL ELECTRIC COMPANY EXECUTIVE OFFICERS


                               PRESENT                       PRESENT
       NAME               BUSINESS ADDRESS            PRINCIPAL OCCUPATION
------------------   ---------------------------   ---------------------------

J.H. Myers           General Electric Investment   Chairman of the Board and
                     Corporation                   President, General Electric
                     3003 Summer Street            Investment Corporation
                     Stanford, CT 06904

B.W. Heineman, Jr.   General Electric Company      Senior Vice President
                     3135 Easton Turnpike          General Counsel
                     Fairfield, CT  06431          and Secretary

J.F. Welch, Jr.      General Electric Company      Chairman of the Board
                     3135 Easton Turnpike          and Chief Executive Officer
                     Fairfield, CT  06431

P. Fresco            General Electric Company      Vice Chairman of the
                     (U.S.A.)                      Board and Executive
                     3 Shortlands, Hammersmith     Officer
                     London, W6 8BX, England

P.D. Ameen           General Electric Company      Vice President and
                     3135 Easton Turnpike          Comptroller
                     Fairfield, CT  06431

J.R. Bunt            General Electric Company      Vice President and
                     3135 Easton Turnpike          Treasurer
                     Fairfield, CT  06431

D.L. Calhoun         General Electric Company      Vice President -
                     2901 East Lake Road           GE Transportation
                     Erie, PA  16531               Systems

W.J. Conaty          General Electric Company      Senior Vice President -
                     3135 Easton Turnpike          Human Resources
                     Fairfield, CT  06431

D. M. Cote           General Electric Company      Senior Vice President -
                     3135 Easton Turnpike          GE Appliances
                     Fairfield, CT  06431

D.D. Dammerman       General Electric Company      Senior Vice President -
                     3135 Easton Turnpike          Finance
                     Fairfield, CT  06431

L.S. Edelheit        General Electric Company      Senior Vice President -
                     P.O. Box 8                    Corporate Research
                     Schenectady, NY  12301        and Development

J. R. Immelt         General Electric Company      Senior Vice President -
                     P.O. Box 414                  GE Medical Systems
                     Milwaukee, WI  53201

W.J. Lansing         General Electric Company      Vice President-
                     3135 Easton Turnpike          Corporate Business
                     Fairfield, CT  06431          Development

W.J. McNerney, Jr.   General Electric Company      Senior Vice President -
                     Nela Park                     GE Lighting
                     Cleveland, OH  44122

E.F. Murphy          General Electric Company      Senior Vice President -
                     1 Neumann Way                 GE Aircraft Engines
                     Cincinnati, OH  05215

R.L. Nardelli        General Electric Company      Senior Vice President -
                     1 River Road                  GE Power Systems
                     Schenectady, NY  12345

R.W. Nelson          General Electric Company      Vice President -
                     3135 Easton Turnpike          Corporate Financial
                     Fairfield, CT  06431          Planning and Analysis

J.D. Opie            General Electric Company      Vice Chairman of the
                     3135 Easton Turnpike          Board and Executive
                     Fairfield, CT  06431          Officer

G.M. Reiner          General Electric Company      Senior Vice President -
                     3135 Easton Turnpike          Chief Information
                     Fairfield, CT  06431          Officer

G.L. Rogers          General Electric Company      Senior Vice President -
                     1 Plastics Avenue             GE Plastics
                     Pittsfield, MA  01201

J.W. Rogers          General Electric Company      Vice President -
                     1635 Broadway                 GE Motors
                     Fort Wayne, IN  46801

L.G. Trotter         General Electric Company      Vice President -
                     41 Woodford Avenue            GE Electrical
                     Plainville, CT 06062          Distribution and
                                                   Control

                                 Citizenship
                                 -----------
                            P. Fresco       Italy
                            All Others      U.S.A.



                       DIRECTORS AND EXECUTIVE OFFICERS
                                      OF
                    GENERAL ELECTRIC CAPITAL SERVICES, INC.

               GENERAL ELECTRIC CAPITAL SERVICES, INC. DIRECTORS

                                 PRESENT                           PRESENT
              NAME          BUSINESS ADDRESS                 PRINCIPAL OCCUPATION
------------------    -----------------------------    ---------------------------------

G.C. Wendt            General Electric Capital         Chairman, President and Chief
                      Services, Inc.                   Executive Officer, General
                      260 Long Ridge Road              Electric Capital Services, Inc.
                      Stamford, CT 06927

K. Ahlmann            Employers Reinsurance            Executive Vice President,
                      Corporation                      General Electric Capital
                      5200 Metcalf                     Services, Inc. President and
                      Overland Park, KS 66202          Chief Operating Officer,
                                                       Employers Reinsurance Corp.

N.D.T. Andrews        General Electric Capital         Executive Vice President,
                      Services, Inc.                   General Electric Capital
                      260 Long Ridge Road              Services, Inc.
                      Stamford, CT 06927

J.R. Bunt             General Electric Company         Vice President and Treasurer,
                      3135 Easton Turnpike             General Electric Company
                      Fairfield, CT 06431

D.D. Dammerman        General Electric Company         Senior Vice President -
                      3135 Easton Turnpike             Finance and Chief Financial
                      Fairfield, CT 06431              Officer, General Electric
                                                       Company

P. Fresco             General Electric Company         Vice Chairman and Executive
                      3135 Easton Turnpike             Officer, General Electric
                      Fairfield, CT 06431              Company

B.W. Heineman, Jr.    General Electric Company         Senior Vice President, General
                      3135 Easton Turnpike             Counsel and Secretary,
                      Fairfield, CT 06431              General Electric Company

J.H. Myers            General Electric Investment      Chairman of the Board and
                      Corporation                      President, General Electric
                      3003 Summer Street               Investment Corporation
                      Stamford, CT 06904

R.L. Nardelli         GE Power Systems                 Senior Vice President, GE
                      One River Road                   Power Systems
                      Schenectady, NY 12345

D.J. Nayden           General Electric Company         Executive Vice President,
                      260 Long Ridge Road              General Electric Capital
                      Stamford, CT  06927              Services, Inc.

M.A. Neal             General Electric Capital         Executive Vice President,
                      Services, Inc.                   General Electric Capital
                      260 Long Ridge Road              Services, Inc.
                      Stamford, CT  06927

J.M. Samuels          General Electric Company         Vice President and Senior
                      3135 Easton Turnpike             Counsel, Corporate Taxes,
                      Fairfield, CT 06431              General Electric Company

E.D. Stewart          General Electric Capital         Executive Vice President,
                      Services, Inc.                   General Electric Capital
                      260 Long Ridge Road              Services, Inc.
                      Stamford, CT  06927

J.F. Welch, Jr.       General Electric Company         Chairman and Chief Executive
                      3135 Easton Turnpike             Officer, General Electric
                      Fairfield, CT 06431              Company

                                      Citizenship
                                      -----------
                      K. Ahlmann                       Denmark
                      N.D.T. Andrews                   U.K.
                      P. Fresco                        Italy
                      All Others                       U.S.A.

        GENERAL ELECTRIC CAPITAL SERVICES, INC. EXECUTIVE OFFICERS

                             PRESENT                          PRESENT
   NAME                  BUSINESS ADDRESS               PRINCIPAL OCCUPATION
----------------    --------------------------    ---------------------------------

G.C. Wendt          General Electric Capital      Chairman, President and Chief
                    Services, Inc.                Executive Officer, General
                    260 Long Ridge Road           Electric Capital Services, Inc.
                    Stamford, CT 06927

K. Ahlman           Employers Reinsurance         Executive Vice President,
                    Corporation                   General Electric Capital
                    5200 Metcalf                  Services, Inc.
                    Overland Park, KS 66202       President and Chief Operating
                                                  Officer, Employers
                                                  Reinsurance Corporation

N.D.T. Andrews      General Electric Capital      Executive Vice President,
                    Services, Inc.                General Electric Capital
                    260 Long Ridge Road           Services, Inc.
                    Stamford, CT  06927

D.J. Nayden         General Electric Capital      Executive Vice President,
                    Services, Inc.                General Electric Capital
                    260 Long Ridge Road           Services, Inc.
                    Stamford, CT  06927

M.A. Neal           General Electric Capital      Executive Vice President,
                    Services, Inc.                General Electric Capital
                    260 Long Ridge Road           Services, Inc.
                    Stamford, CT  06927

E.D. Stewart        General Electric Capital      Executive Vice President,
                    Services, Inc.                General Electric Capital
                    260 Long Ridge Road           Services, Inc.
                    Stamford, CT  06927

N.E. Barton         General Electric Capital      Senior Vice President, General
                    Services, Inc.                Counsel and Secretary,
                    260 Long Ridge Road           General Electric Capital
                    Stamford, CT  06927           Services, Inc.

J.A. Parke          General Electric Capital      Senior Vice President,
                    Services, Inc.                Finance, General Electric
                    260 Long Ridge Road           Capital Services, Inc.
                    Stamford, CT  06927

L.J. Toole          General Electric Capital      Senior Vice President, Human
                    Services, Inc.                Resources, General Electric
                    260 Long Ridge Road           Capital Services, Inc.
                    Stamford, CT  06927

J.S. Werner         General Electric Capital      Senior Vice President,
                    Services, Inc.                Corporate Treasury and
                    201 High Ridge Road           Global Funding Operation,
                    Stamford, CT  06927           General Electric Capital
                                                  Services, Inc.

                                  Citizenship
                                  -----------
                    K. Ahlmann                    Denmark
                    N.D.T. Andrews                U.K.
                    P. Fresco                     Italy
                    All Others                    U.S.A.


                       DIRECTORS AND EXECUTIVE OFFICERS
                                      OF
                     GENERAL ELECTRIC CAPITAL CORPORATION

                GENERAL ELECTRIC CAPITAL CORPORATION DIRECTORS

                                      PRESENT                                PRESENT
     NAME                         BUSINESS ADDRESS                    PRINCIPAL OCCUPATION
-------------------    --------------------------------------    -------------------------------

N.D.T. Andrews         General Electric Capital Corporation      Executive Vice
                       260 Long Ridge Road                       President, General Electric
                       Stamford, CT 06927                        Capital Corporation

N.E. Barton            General Electric Capital Corporation      Senior Vice President,
                       260 Long Ridge Road                       General Counsel and
                       Stamford, CT 06927                        Secretary, General Electric
                                                                 Capital Corporation

J.R. Bunt              General Electric Company                  Vice President and
                       3135 Easton Turnpike                      Treasurer, General Electric
                       Fairfield, CT 06431                       Company

D.D. Dammerman         General Electric Company                  Senior Vice President-
                       3135 Easton Turnpike                      Finance and Chief
                       Fairfield, CT 06431                       Financial Officer, General
                                                                 Electric Company

P. Fresco              General Electric Company                  Vice Chairman and
                       3135 Easton Turnpike                      Executive Officer, General
                       Fairfield, CT 06431                       Electric Company

B.W. Heineman,         General Electric Company                  Senior Vice President,
Jr.                    3135 Easton Turnpike                      General Counsel and
                       Fairfield, CT 06431                       Secretary, General Electric
                                                                 Company

J.H. Myers             General Electric Investment               Chairman of the Board and
                       Corporation                               President, General Electric
                       3003 Summer Street                        Investment Corporation
                       Stamford, CT 06904

R.L. Nardelli          General Electric Company                  Senior Vice President
                       One River Road                            GE Power Systems
                       Schenectady, NY 12345

D.J. Nayden            General Electric Capital Corporation      President and Chief
                       260 Long Ridge Road                       Operating Officer, General
                       Stamford, CT 06927                        Electric Capital Corporation

M.A. Neal              General Electric Capital Corporation      Executive Vice
                       260 Long Ridge Road                       President, General Electric
                       Stamford, CT 06927                        Capital Corporation

J.A. Parke             General Electric Capital Corporation      Senior Vice President,
                       260 Long Ridge Road                       Finance, General Electric
                       Stamford, CT 06927                        Capital Corporation

J.M. Samuels           General Electric Company                  Vice President and
                       3135 Easton Turnpike                      Senior Counsel,
                       Fairfield, CT 06431                       Corporate Taxes, General
                                                                 Electric Company

E.D. Stewart           General Electric Capital Corporation      Executive Vice
                       260 Long Ridge Road                       President, General Electric
                       Stamford, CT 06927                        Capital Corporation

J.F. Welch, Jr.        General Electric Company                  Chairman and Chief
                       3135 Easton Turnpike                      Executive Officer, General
                       Fairfield, CT 06431                       Electric Company

G.C. Wendt             General Electric Capital Corporation      Chairman and Chief
                       260 Long Ridge Road                       Executive Officer, General
                       Stamford, CT 06927                        Electric Capital Corporation

                                            Citizenship
                                            -----------
                       N.D.T. Andrews                            U.K.
                       P. Fresco                                 Italy
                       All Others                                U.S.A.


          GENERAL ELECTRIC CAPITAL CORPORATION EXECUTIVE OFFICERS

                                   PRESENT                                PRESENT
    NAME                       BUSINESS ADDRESS                     PRINCIPAL OCCUPATION
----------------    --------------------------------------    ---------------------------------

G.C. Wendt          General Electric Capital Corporation      Chairman and Chief
                    260 Long Ridge Road                       Executive Officer, General
                    Stamford, CT 06927                        Electric Capital Corporation

D.J. Nayden         General Electric Capital Corporation      President and Chief Operating
                    260 Long Ridge Road                       Officer, General Electric
                    Stamford, CT 06927                        Capital Corporation

N.D.T. Andrews      General Electric Capital Corporation      Executive Vice President,
                    260 Long Ridge Road                       General Electric Capital
                    Stamford, CT 06927                        Corporation

M.A. Neal           General Electric Capital Corporation      Executive Vice President,
                    260 Long Ridge Road                       General Electric Capital
                    Stamford, CT 06927                        Corporation

E.D. Stewart        General Electric Capital Corporation      Executive Vice President,
                    260 Long Ridge Road                       General Electric Capital
                    Stamford, CT 06927                        Corporation

N.E. Barton         General Electric Capital Corporation      Senior Vice President,
                    260 Long Ridge Road                       General Counsel and
                    Stamford, CT 06927                        Secretary, General Electric
                                                              Capital Corporation

J.A. Colica         General Electric Capital Corporation      Senior Vice President,
                    260 Long Ridge Road                       Risk Management and
                    Stamford, CT 06927                        Credit Policy, General Electric
                                                              Capital Corporation

M.D. Fraizer        General Electric Capital Corporation      Senior Vice President
                    292 Long Ridge Road                       Insurance/Investment
                    Stamford, CT 06927                        Products, General Electric
                                                              Capital Corporation

R.L. Lewis          General Electric Capital Corporation      Senior Vice President,
                    1600 Summer Street                        Global Project and
                    6th Floor                                 Structured Finance,
                    Stamford, CT 06905                        General Electric Capital
                                                              Corporation

J.A. Parke          General Electric Capital Corporation      Senior Vice President,
                    260 Long Ridge Road                       Finance, General Electric
                    Stamford, CT 06927                        Capital Corporation

T. S. Thomson       General Electric Capital Corporation      Senior Vice President,
                    260 Long Ridge Road                       Strategic Planning and
                    Stamford, CT 06927                        Business Development,
                                                              General Electric Capital
                                                              Corporation

L.J. Toole          General Electric Capital Corporation      Senior Vice President,
                    260 Long Ridge Road                       Human Resources,
                    Stamford, CT 06927                        General Electric Capital
                                                              Corporation

J.S. Werner         General Electric Capital Corporation      Senior Vice President,
                    201 High Ridge Road                       Corporate Treasury and Global
                    Stamford, CT 06927                        Funding Operation, General
                                                              Electric Capital Corporation

                                        Citizenship
                                        ------------
                    N.D.T. Andrews                            U.K.
                    All Others                                U.S.A.


                       DIRECTORS AND EXECUTIVE OFFICERS
                                      OF
                          KIDDER, PEABODY GROUP INC.

                     KIDDER, PEABODY GROUP INC. DIRECTORS

                          PRESENT                        PRESENT
     NAME             BUSINESS ADDRESS             PRINCIPAL OCCUPATION
--------------    ------------------------    ------------------------------

J. Amble          General Electric Capital    Vice President and Controller,
                  Services, Inc.              General Electric Capital
                  260 Long Ridge Road         Services, Inc.
                  Stamford, CT 06927

N. E. Barton      General Electric Capital    Senior Vice President, General
                  Services, Inc.              Counsel and Secretary,
                  260 Long Ridge Road         General Electric Capital
                  Stamford, CT 06927          Services, Inc.

D.D. Dammerman    General Electric Company    Senior Vice President -
                  3135 Easton Turnpike        Finance and Chief Financial
                  Fairfield, CT 06431         Officer, General Electric
                                              Company

J.A. Parke        General Electric Capital    Senior Vice President -
                  Services, Inc.              Finance, General Electric
                  260 Long Ridge Road         Capital Services, Inc.
                  Stamford, CT 06927


                                   Citizenship
                                   -----------
                     All Directors               U.S.A.




                       DIRECTORS AND EXECUTIVE OFFICERS
                                      OF
                      KIDDER, PEABODY & CO., INCORPORATED

                 KIDDER, PEABODY GROUP INC. EXECUTIVE OFFICERS

                                     PRESENT                        PRESENT
    NAME AND TITLE               BUSINESS ADDRESS             PRINCIPAL OCCUPATION
------------------------    ------------------------    --------------------------------

J.A. Parke, Chairman and    General Electric Capital    Senior Vice President -
Chief Executive Officer     Services, Inc.              Finance, General Electric
                            260 Long Ridge Road         Capital Services, Inc.
                            Stamford, CT 06927

J. Amble, Senior Vice       General Electric Capital    Vice President and Controller,
President                   Services, Inc.              General Electric Capital
                            260 Long Ridge Road         Services, Inc.
                            Stamford, CT 06927

N. E. Barton, Senior Vice   General Electric Capital    Senior Vice President, General
President and Secretary     Services, Inc.              Counsel and Secretary,
                            260 Long Ridge Road         General Electric Capital
                            Stamford, CT 06927          Services, Inc.


                                       Citizenship
                                       -----------

                            All Executive Officers      U.S.A.



                       DIRECTORS AND EXECUTIVE OFFICERS
                                      OF
                      KIDDER, PEABODY & CO., INCORPORATED

                 KIDDER, PEABODY & CO., INCORPORATED DIRECTORS

                          PRESENT                        PRESENT
    NAME             BUSINESS ADDRESS              PRINCIPAL OCCUPATION
-------------    -------------------------    -------------------------------

J.A. Parke       General Electric Capital     Senior Vice President -
                 Services, Inc.               Finance, General Electric
                 260 Long Ridge Road          Capital Services, Inc.
                 Stamford, CT 06927

J. Amble         General Electric Capital     Vice President and Controller,
                 Services, Inc.               General Electric Capital
                 260 Long Ridge Road          Services, Inc.
                 Stamford, CT 06927

N. E. Barton     General Electric Capital     Senior Vice President, General
                 Services, Inc.               Counsel and Secretary,
                 260 Long Ridge Road          General Electric Capital
                 Stamford, CT 06927           Services, Inc.


                              Citizenship
                              -----------
                 All Directors                U.S.A.


                       DIRECTORS AND EXECUTIVE OFFICERS
                                      OF
                      KIDDER, PEABODY & CO., INCORPORATED

            KIDDER, PEABODY & CO., INCORPORATED EXECUTIVE OFFICERS

                                      PRESENT                          PRESENT
     NAME AND TITLE               BUSINESS ADDRESS               PRINCIPAL OCCUPATION
-------------------------    --------------------------    --------------------------------
J.A. Parke, Chairman and     General Electric Capital      Senior Vice President -
Chief Executive Officer      Services, Inc.                Finance, General Electric
                             260 Long Ridge Road           Capital Services, Inc.
                             Stamford, CT 06927

J. Amble, Senior Vice        General Electric Capital      Vice President and Controller,
President                    Services, Inc.                General Electric Capital
                             260 Long Ridge Road           Services, Inc.
                             Stamford, CT 06927

N. E. Barton, Senior Vice    General Electric Capital      Senior Vice President, General
President and Secretary      Services, Inc.                Counsel and Secretary,
                             260 Long Ridge Road           General Electric Capital
                             Stamford, CT 06927            Services, Inc.


                                           Citizenship
                                           -----------

                             All Executive Officers        U.S.A.